UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_________________________________________
FORM 11-K
_________________________________________

(Mark One)
☒                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from______to______

Commission File Number:  001-01011

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

________________________________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CVS HEALTH CORPORATION

One CVS Drive
Woonsocket, RI 02895

REQUIRED INFORMATION
401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES
YEARS ENDED DECEMBER 31, 2018 AND 2017

Note:	The following schedules are required by Section 103 of the Employee Retirement Income Security Act of 1974, but have not been included as they are not applicable:

•	Schedule of Investment Assets (Both Acquired and Disposed of Within the Plan Year)

•	Schedule of Reportable Transactions

•	Nonexempt Transactions

•	Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

•	Schedule of Leases in Default or Classified as Uncollectible

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of
401(k) Plan and the Employee Stock Ownership
Plan of CVS Health Corporation and Affiliated Companies

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the 401(k) Plan and the Employee Stock Ownership Plan of CVS Health Corporation and Affiliated Companies (the Plan) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2008.
Boston, Massachusetts
June 27, 2019

401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets:
Investments at fair value:
Cash	$4,841	$63,045
Mutual funds (Note 2 (b))	3,915,933,398	4,236,913,763
Common stock (Note 2 (b))	1,842,032,896	2,079,949,793
Common collective trust funds (Note 2 (b))	3,469,851,984	3,574,769,660
Total investments at fair value	9,227,823,119	9,891,696,261
Fully benefit responsive investments at contract value:
Guaranteed investment contracts (Note 2 (b))	5,197,924	5,108,525
Synthetic guaranteed investment contracts (Note 2 (b))	603,029,028	374,357,966
Security-backed investment contracts (Note 2 (b))	223,787,731	409,734,820
Total fully benefit responsive investments at contract value	832,014,683	789,201,311
Total investments	10,059,837,802	10,680,897,572

Receivables:
Interest and dividends (Note 2 (g))	1,192,391	891,252
Employer contributions (Note 1 (c))	—	11,518,660
Notes receivable from participants (Note 4)	224,742,364	218,673,141
Pending securities settlements (Note 2 (f))	7,008,076	20,827,046
Total receivables	232,942,831	251,910,099

Total assets	10,292,780,633	10,932,807,671

Liabilities:
Accrued expenses and other liabilities	(5,441,809)	(9,569,833)

Total liabilities	(5,441,809)	(9,569,833)

Net assets available for benefits	$10,287,338,824	$10,923,237,838

See accompanying notes to financial statements.

401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2018 and 2017

	2018	2017
Investment activity:
Interest and dividend income (Note 2 (g))	$154,278,457	$149,545,013
Realized and unrealized gains (losses) (Note 2 (g))	(788,001,317)	1,252,565,286
Total investment activity	(633,722,860)	1,402,110,299

Participant loan interest (Note 4)	10,422,864	8,757,857

Contributions:
Employer contributions (Note 1 (c))	290,671,872	287,350,822
Employee contributions (Note 1 (c))	510,167,690	483,467,516
Rollovers	48,937,616	66,770,593
Total contributions	849,777,178	837,588,931

Deductions:
Benefits paid to participants (Notes 1 (f) and 2 (c))	840,656,506	738,187,015
Administrative expenses (Note 1 (g))	21,719,690	21,305,282
Total deductions	862,376,196	759,492,297

Net increase (decrease) in net assets for the year	(635,899,014)	1,488,964,790

Net assets beginning of the year	10,923,237,838	9,434,273,048

Net assets end of the year	$10,287,338,824	$10,923,237,838

See accompanying notes to financial statements.

401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements
Years Ended December 31, 2018 and 2017

Note 1 - Plan Description

The following description of the 401(k) Plan and the Employee Stock Ownership Plan of CVS Health Corporation (“CVS Health” or the “Company”) and Affiliated Companies (the “Plan” or “Future Fund”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)	Background
The Plan was established as of January 1, 1989. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the “Benefit Plans Committee”) of not less than three persons appointed by the Board of Directors of CVS Health, the sponsor of the Plan. In accordance with the provisions of the Plan, the Benefit Plans Committee has appointed an Administrative Subcommittee (the “Plan Administrator”) and an Investment Subcommittee and delegated certain fiduciary duties and responsibilities to each of the Subcommittees. The Benefit Plans Committee also appointed Conduent HR Services, LLC as the recordkeeper to assist with administering the Plan (the “Recordkeeper”) and the Bank of New York Mellon as the trustee (the “Trustee”). The Recordkeeper maintains participant account records and works with the Trustee to execute transactions such as benefit payments to participants. The Trustee holds the assets of the Plan and executes transactions at the direction of the Plan Administrator.

(b)	Eligibility
Employees are eligible to participate in the Plan upon attainment of age 21 and on the earliest of:

•	The first payroll of the month following 90 continuous days of service as a full-time employee;

•	The first payroll of the month following completion of 12 months of service beginning on the employee’s hire date with at least 1,000 hours worked; or

•	The first payroll of the month following completion of at least 1,000 hours of service in the course of one calendar year.

Employees referred to above are defined as regular employees of the Company other than:

•	A nonresident alien receiving no United States (“U.S.”) earned income from the Company;

•	A resident of Puerto Rico;

•	An individual covered under a collective bargaining agreement (unless the agreement provides for membership);

•	A leased employee (as defined in the Internal Revenue Code (the “Code”);

•	A temporary employee (as determined by the Company); or

•	An independent contractor or consultant (as defined by the Company).

(c)	Contributions
Participants may direct the Company to contribute to their accounts from 1% to 85%, as a percentage or dollar amount, of the eligible compensation that would otherwise be due to them. Percentages can be elected in multiples of 1%, pursuant to a salary reduction agreement. Each participant’s total elective deferrals for any calendar year may not exceed 85% of eligible compensation or the maximum elective deferral allowed by the Code, whichever is less, as specified in the Plan document. The maximum elective deferral allowed by the Code was $18,500 for 2018 and $18,000 for 2017.

Plan participants are eligible to receive Company matching contributions on the first payroll following the completion of one year of service with the Company. The Plan provides a match of 100% up to 5% of an employee’s eligible compensation contributed to the Plan. Prior to 2018, match was funded quarterly based on an annual formula with an annual true-up. Beginning in 2018, match was funded based on a per-pay period formula, eliminating the need for an annual true-up. The maximum annual match per participant was $13,750 for 2018 and $13,500 for 2017.

All employees that are age 50 or over, before December 31 of the calendar year and who contribute the maximum amount to the Plan (as dollar limit or percentage) are permitted to make additional catch-up contributions. Catch-up contributions may be made up to an additional $6,000 for 2018 and 2017.

(d)	Participant’s Account
Each participant’s account is credited with an allocable share of the participant’s selected Plan investments and any unrealized appreciation or depreciation and interest and dividends of those investments, net of administrative expenses.

(e)	Vesting
Participants are 100% vested in participant and Company matching contributions.

Participants whose account balances have been transferred into the Plan from other defined contribution plans maintain at least the degree of vesting in the account that they had at the time of the transfer. Participants are always fully vested in and have a non-forfeitable right to (1) their accounts upon retirement, death or disability and (2) any elective deferrals described in Note 1(c) and any rollover amounts they make to the Plan.

(f)	Payment of Benefits
Upon termination of service by a participant, the Recordkeeper works with the Trustee to pay to the participant his or her benefit under one or more options, such as a single lump sum (including a rollover) or in equal annual installments over a period not to exceed the participant’s expected lifetime.

(g)	Administrative Expenses
Administrative expenses specifically attributable to the Plan and not covered by forfeitures were funded by the Plan for 2018 and 2017. Recordkeeping and Trustee’s fees were paid by the Plan for 2018 and 2017.

(h)	Forfeitures
On a participant’s termination date, any unvested portion of the participant’s account is forfeited at the earlier of distribution or five years from the date of termination. The Plan contains vesting schedules for Company matching contributions which could lead to forfeited matching contributions if a participant does not satisfy the criteria to vest the contributions on the termination date. If a former participant resumes employment and eligibility in the Plan within five years of termination, any amounts previously forfeited are restored to the participant’s account, but remain subject to the vesting provisions of the Plan. Forfeitures during any plan year are applied as follows: (i) to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment; (ii) to pay administrative expenses of the Plan; or (iii) to the extent allowed by law, to reduce future CVS Health contributions. If forfeitures for any plan year are insufficient to restore the required forfeitures, CVS Health shall contribute the balance required for that purpose.

There were no cash forfeitures restored to participants upon resumption of employment in 2018 or 2017. The forfeitures for each year were applied to the administrative expenses of the Plan.

(i)	Investment Options
Upon enrollment in the Plan, a participant elects to direct contributions or investment balances to the investment fund options offered by and subject to the restrictions under the Plan. Participants may modify investment elections daily thereafter, subject to certain restrictions. The Plan’s investments are composed of guaranteed insurance contracts, securities of CVS Health, marketable mutual funds, security-backed investment contracts, common collective trusts, and separately managed funds (composed of marketable securities). The following is a brief explanation of each fund’s investment objectives:

Aggressive Lifestyle Fund
This fund was appropriate for those who could keep their money invested for at least 10 years or who were willing to accept a higher level of risk. The fund invested in other Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, International Equity Index, Large Cap Growth, Core Equity, Growth & Income, Diversified Bond, and the Alternative Strategy Fund (Blackrock Global Allocation Collective Fund M). This Lifestyle Fund had the following composite benchmark: Russell 1000 Index, Barclays Capital Aggregate Bond Index, Standard & Poors (“S&P”) 500 Index, Morgan Stanley Capital International (“MSCI”) All Country World Index excluding the United States (“MSCI ACWI EX US”) Index, MSCI ACWI Index, Barclays Global Aggregate, and the Russell 2000 Index.

Conservative Lifestyle Fund
This fund was appropriate for investors who needed access to their money in less than five years or who wanted to minimize their investment risk. The fund invested in other Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, International Equity Index, Large Cap Growth, Core Equity, Growth & Income, Inflation-Protected Bond, Diversified Bond, U.S. Bond Index and Stable Value. This Lifestyle Fund had the following composite benchmark: Russell 1000 Index, Barclays Capital Aggregate Bond Index, Barclays Capital US TIPS Index, S&P 500 Index, 3-Year U.S. Treasury Index, Russell 2000 Index, and the MSCI ACWI EX US Index.

Core Equity Fund
The investment seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the Standard & Poor's 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies. The advisor attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

CVS Health Common Stock Fund
The fund invests in CVS Health common stock to provide participants the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends. Contributions to the CVS Health Common Stock Fund are limited to 20% of eligible compensation.

Diversified Bond Fund
This fund seeks a stable rate of return and capital appreciation through investment in high quality bonds and other debt instruments. Co-Managed by Loomis Sayles (45%), Dodge & Cox (45%), and Vanguard (10%) for CVS Health Future Fund participants. Intermediate-term bond portfolios invest primarily in corporate and other investment-grade U.S. fixed-income securities and typically have durations of 3.5 to 6.0 years. These portfolios are less sensitive to interest rates, and therefore less volatile, than portfolios that have longer durations.

Global Equity Fund
The investment seeks long-term growth of capital; future income is a secondary objective. The fund seeks to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships by investing in common stocks of companies located around the world. In pursuing its primary investment objective, it invests primarily in common stocks that the investment adviser believes have the potential for growth. In pursuing its secondary objective, the fund invests in common stocks of companies with the potential to pay dividends in the future.

Growth and Income Fund
This fund seeks stocks that reflect value characteristics such as price/earnings and price/book ratios below the market through investment in high dividend yield stocks at discounted valuations. Co-Managed by Columbia Threadneedle (50%), Barrow Hanley (25%), and Mellon Capital (25%) for CVS Health Future Fund participants. Large-value portfolios invest primarily in big U.S. companies that are less expensive or growing more slowly than other large-cap stocks. Stocks in the top 70% of the capitalization of the U.S. equity market are defined as large cap. Value is defined based on low valuations (low price ratios and high dividend yields) and slow growth (low growth rates for earnings, sales, book value, and cash flow).

Inflation-Protected Fund
The investment seeks to provide inflation protection and income consistent with investment in inflation-indexed securities. The fund invests at least 80% of its assets in inflation-indexed bonds issued by the U.S. government, its agencies and instrumentalities, and corporations. It may invest in bonds of any maturity; however, its dollar-weighted average maturity is expected to be in the range of 7 to 20 years. At a minimum, all bonds purchased by the fund will be rated investment-grade or, if unrated, will be considered by the advisor to be investment-grade.

International Equity Fund
Co-Managed by Franklin Templeton (30%), American Funds (30%), and Vanguard (40%) for CVS Health Future Fund participants, this fund seeks long-term growth of capital through investment in foreign (non-U.S.) equity securities. It also invests in depository receipts and companies located in emerging market countries.

International Equity Index Fund
The investment seeks to track the performance of the FTSE Developed All Cap ex US Index. The fund employs an indexing investment approach designed to track the performance of the FTSE Developed All Cap ex US Index, a market-capitalization-weighted index that is made up of approximately 3,885 common stocks of large-, mid-, and small-cap companies located in Canada and the major markets of Europe and the Pacific region. The adviser attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Large Cap Growth Fund
This fund seeks stocks that reflect growth characteristics such as sales and earnings growth above the market through investment in positive momentum stocks and that will continue to beat investor expectations. Co-Managed by Columbus Circle (one-third), T. Rowe Price (one-third), and Mellon Capital (one-third) for CVS Health Future Fund participants. Large-growth portfolios invest primarily in big U.S. companies that are projected to grow faster than other large-cap stocks. Stocks in the top 70% of the capitalization of the U.S. equity market are defined as large cap. Growth is defined based on fast growth (high growth rates for earnings, sales, book value, and cash flow) and high valuations (high price ratios and low dividend yields). Most of these portfolios focus on companies in rapidly expanding industries.

Mid Cap Index Fund
The investment seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the CRSP US Mid Cap Index, a broadly diversified index of stocks of mid-size U.S. companies. The advisor attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Moderate Lifestyle Fund
This fund was appropriate for investors who could keep their money invested for at least five years. The fund invested in other Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, International Equity Index, Large Cap Growth, Core Equity, Growth & Income, Inflation-Protected Bond, Diversified Bond, U.S. Bond Index Fund, and Stable Value Fund. This Lifestyle Fund had the following composite benchmark: Russell 1000 Index, Barclays Capital Aggregate Bond Index, Barclays Capital US TIPS Index, S&P 500 Index, MSCI ACWI EX US Index, Russell 2000 Index, and the 3-Year U.S. Treasury Index.

Small Cap Growth Fund
The investment seeks to provide long-term capital appreciation. The fund invests mainly in the stocks of small and mid-size companies. These companies tend to be unseasoned but are considered by the fund's advisors to have superior growth potential. Also, these companies often provide little or no dividend income. It uses multiple investment advisors.

Small Cap Index Fund
The investment seeks to track the performance of a benchmark index that measures the investment return of small-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the CRSP US Small Cap Index, a broadly diversified index of stocks of small U.S. companies. The advisor attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Small Cap Value Fund
The fund seeks long-term growth by investing primarily in stocks of small- to medium-sized companies, which either are believed to offer superior earnings growth or appear to be undervalued. This fund may experience above-average share price volatility. Co-managed by Dimensional Fund Advisors (50%), Sapience Investments (25%), and Vanguard (25%) for CVS Health Future Fund participants. Small-blend portfolios favor U.S. firms at the smaller end of the market-capitalization range. Some aim to own an array of value and growth stocks while others employ a discipline that leads to holdings with valuations and growth rates close to the small-cap averages. Stocks in the bottom 10% of the capitalization of the U.S. equity market are defined as small cap. The blend style is assigned to portfolios where neither growth nor value characteristics predominate.

Stable Value Fund
The fund’s investment objectives are preservation of principal, consistent returns and a stable credited rate of interest. Managed by Galliard Capital Management, the fund is primarily comprised of highly rated (AA or higher) insurance company and bank investment contracts issued by financial institutions and other eligible stable value investments that seek to provide participants with safety of principal and accrued interest as well as a stable crediting rate. All contract issuers and securities utilized in the portfolio are rated investment grade at time of purchase.

U.S. Bond Index Fund
The investment seeks the performance of Bloomberg Barclays U.S. Aggregate Float Adjusted Index. Bloomberg Barclays U.S. Aggregate Float Adjusted Index represents a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States-including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities-all with maturities of more than 1 year. All of its investments will be selected through the sampling process, and at least 80% of its assets will be invested in bonds held in the index.

Socially Responsible Fund
The investment seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's environmental, social and governance (ESG) criteria. The fund invests primarily in common stocks of mid- to large-capitalization companies that meet the fund's quality oriented financial and ESG criteria. It seeks to reduce risk by investing across many different industries. The Portfolio Managers employ a research driven and valuation sensitive approach to stock selection, with a focus on long term sustainability.

Note 2 - Summary of Significant Accounting Policies

(a)	Basis of Presentation
The Plan prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which include the application of accrual accounting.

(b)	Investment Valuation
The value of the investments held at December 31, 2018 and 2017 are stated at fair value with the exception of the fully benefit responsive investment contracts. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. CVS Health common stock and common stock owned directly in the Small Cap Value Fund, the Growth and Income Fund, and the Large Cap Growth Fund separately managed funds, are valued based upon quoted market prices.

The Plan invests in fully benefit responsive Guaranteed Investment Contracts (“GICs”) and synthetic GICs, and fully benefit responsive security-backed investment contracts. Synthetic GICs are investment contracts issued by an insurance company or other financial institution, backed by a portfolio of bonds that are owned by the Plan. GICs and security-backed contracts are investment contracts issued by an insurance company backed by a portfolio underlying the contract that is maintained separately from the contract issuer’s general assets. Contract value is the relevant measurement attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Common Collective Trust (“CCT”) funds are valued at the net asset value (“NAV”) and reported by the respective funds at each valuation date.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(c)	Benefits Paid
Distributions of benefits are recorded when paid.

(d)	Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(e)	Accrual Basis of Accounting
The Plan utilizes the accrual basis of accounting.

(f)	Purchases and Sales of Securities
Purchases and sales of securities are made on a trade-date basis. Due to timing of settlements, there may be pending transactions as of the financial statement date that result in a receivable or payable to the Plan.

(g)	Investment Income
Dividend and interest income is recorded when earned. Net appreciation and depreciation include the Plan’s gains and losses on investments bought and sold as well as held during the year.

(h)	Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Notes receivable are collateralized by the participant’s account balance and bear interest at a market rate (Prime + 1%). If a participant ceases to make loan repayments, the outstanding loan balance will be deemed defaulted and result in a taxable event to the participant.

(i)	New Accounting Pronouncements Recently Adopted
In July 2018, the Financial Accounting Standards Board issued Accounting Standard Update (“ASU”) 2018-09, Codification Improvements. The standard removes the stable value common collective trust from the illustrative example in paragraph ASC 962-325-55-17, Plan Accounting, to avoid the interpretation that such an investment would never have a readily determinable fair value and, therefore, would always use the net asset value per share practical expedient. A plan should evaluate whether a readily determinable fair value exists to determine whether those investments may qualify for the practical expedient to measure at net asset value in accordance. The standard is effective for public companies for periods beginning after December 15, 2018. Early adoption is permitted. The Company early adopted the ASU effective January 1, 2018. In connection with the adoption, the Plan has prospectively included certain investments in the fair value hierarchy disclosure that were previously excluded from such disclosure because those investments previously used the net asset value per share practical expedient. These investments meet the criteria of readily determinable fair value.

Note 3 - Fair Value Measurements

The Plan uses the three-level hierarchy for the recognition and disclosure of fair value measurements. The categorization of assets and liabilities within this hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy consist of the following:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

•
Level 2 - Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

•
Level 3 - Inputs to the valuation methodology are unobservable inputs based upon management’s best estimate of inputs market participants could use in pricing the asset or liability at the measurement date, including assumptions about risk.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

CCT funds: Valued at the NAV and reported by the respective funds at each valuation date.

GICs: These contracts meet the fully benefit responsive investment contract criteria and are reported at contract value.

Security-backed investment contracts and synthetic GICs: These contracts meet the fully benefit responsive investment contract criteria, and the underlying securities, collective funds, and wrapper contracts are reported at contract value.

Mutual funds: Valued at the NAV of shares held by the Plan at year-end which are reported on an active market.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The market value of CVS Health Common Stock was $65.52 and $72.50 per share at December 31, 2018 and 2017, respectively. The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018 and 2017:

	Investments at December 31, 2018
	Investments at fair value as determined by quoted prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total
Cash	$4,841	$—	$—	$4,841
Mutual funds	3,915,933,398	—	—	3,915,933,398
Common stock	1,842,032,896	—	—	1,842,032,896
CCT funds	3,469,851,984	—	—	3,469,851,984
Total investments at fair value	$9,227,823,119	$—	$—	9,227,823,119

GIC's				5,197,924
Synthetic GICs				603,029,028
Security-backed investment contracts				223,787,731
Total investments at contract value				832,014,683

Total investments				$10,059,837,802

	Investments at December 31, 2017
	Investments at fair value as determined by quoted prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total
Cash	$63,045	$—	$—	$63,045
Mutual funds	4,236,913,763	—	—	4,236,913,763
Common stock	2,079,949,793	—	—	2,079,949,793
Total investments at fair value	$6,316,926,601	$—	$—	6,316,926,601

Cash equivalents (1)				201,904,330
Stable value funds (2)				327,041,410
Bond funds (3)				747,715,020
Large cap funds (3)				2,298,108,900
Total common collective trust funds at NAV				3,574,769,660

GICs				5,108,525
Synthetic GICs				374,357,966
Security-backed investment contracts				409,734,820
Total investments at contract value				789,201,311

Total investments				$10,680,897,572
_____________________________________________

(1)
This category includes common collective trust funds that are designed to seek as high of a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. Participant-directed redemptions and the Plan have no restrictions across the funds.

(2)
This category includes common collective trust funds that are designed to deliver safety and stability by preserving principal and accumulating earnings. Participant-directed redemptions and the Plan have no restrictions across the funds; however, the Plan is required to provide a one-year redemption notice for the Galliard Managed Income Fund and the Putnam Stable Value Fund to liquidate its entire share.

(3)
These categories include common collective trust funds that are designed to track the performance of various indices. Participant-directed redemptions and the Plan have no restrictions across the funds; however, the Plan is required to provide a 60-day redemption notice for the BlackRock Global Allocation Collective Fund to liquidate its entire share.

Note 4 - Notes Receivable from Participants

Participants may obtain loans from the Plan utilizing funds accumulated in their accounts. The minimum amount that may be borrowed is $1,000. Participants can borrow up to 50% of their vested account balance but not more than $50,000, less their highest outstanding loan balance during the previous twelve months. The loans are repaid to the Plan through after-tax payroll deductions. The term of the loan is selected at the discretion of the participant, but may not exceed five years for a general loan and twenty-five years for a primary residence loan, except that primary residence loans initiated under the former CareSave plan, which transferred into the Plan as of December 31, 2012, were permitted to have a maximum loan repayment period of up to ten years only. Participants may have two loans outstanding at any time, but no more than one primary residence loan. Interest on loans is equal to the Prime Rate as of the prior month-end plus 1%.

Note 5 - Investment Policy

At December 31, 2018 and 2017, most of the Plan’s 401(k)-related assets were allocated among the investment options discussed in Note 1(i) based on employees’ elections. The investment options are recommended by an independent investment consultant and approved by the Investment Subcommittee. Notes Receivable repayments and interest earned are allocated to each of the investment funds based upon the participants’ contribution election percentages.

Note 6 - Plan Termination and Related Commitments

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Company terminates the Plan, all participants in the Plan become fully vested.

Note 7 - Federal Income Taxes

The Plan was amended and restated as of January 1, 2016. The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated February 16, 2017, stating that the Plan as amended and restated as of January 1, 2016, is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan has been further amended. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2018, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 8 - Transactions with Parties-In-Interest

As of December 31, 2018 and 2017, certain Plan investments are investment funds managed by the Plan’s Trustee, The Bank of New York Mellon. The Plan also invests in shares of CVS Health’s common stock and records associated dividend income. Although these transactions qualify as party-in-interest transactions, they are exempt from the prohibited transaction rule under ERISA.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2018 and 2017:

	2018	2017
Net assets available for benefits per the financial statements	$10,287,338,824	$10,923,237,838
Adjustment from contract value to fair value for certain fully benefit responsive investment contracts	(11,122,961)	(1,351,827)
Net assets available for benefits per the Form 5500	$10,276,215,863	$10,921,886,011

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2018:

2018
Total additions per the financial statements	$226,477,182
Add: Adjustment from contract value to fair value for certain fully benefit responsive investment contracts as of December 31, 2018	(11,122,961)
Less: Adjustment from contract value to fair value for certain fully benefit responsive investment contracts as of December 31, 2017	1,351,827
Total income per the Form 5500	$216,706,048

Note 10 - Investment Contracts with Insurance Companies

The Plan invests in fully benefit responsive GICs and security-backed investment contracts. The issuer maintains the contributions in a general account. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The crediting interest rate is fixed at the time the contract is entered into with the issuer and does not reset.

The synthetic guaranteed investment contracts held by the Plan include a wrapper contract that provides a guarantee that the credit rate will not fall below 0%. Cash flow volatility (e.g., timing of benefit payments) as well as asset under-performance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in the contracts that adjust renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

The Plan also invests in fully benefit responsive security-backed investment contracts that credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Security-backed investment contracts provide for a variable crediting rate that resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than 0%. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than 0%.

The traditional investment contracts held by the Plan are GICs. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer. The contract cannot be terminated before the scheduled maturity dates.
The Plan’s ability to receive amounts due in accordance with fully benefit responsive investment contracts is dependent on the third-party issuers’ ability to meet their financial obligations. The issuers’ ability to meet their contractual obligations may be affected by future economic and regulatory developments.
Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events may include
(i) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (iii) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

The GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date; however, the security-backed investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract, a material misrepresentation, or a material amendment to the plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long-term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing participants may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. For GICs and security-backed investment contracts, payments for participant withdrawals would generally be made pro rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a security-backed investment contract terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (that is, replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice. As GICs and security-backed investment contracts are fully benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs and security-backed investment contracts. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Additionally, the Plan can make deposits or redeem investments in security-backed investment contracts, with the issuer’s consent, for portfolio reallocation as part of the ongoing management of the Plan’s assets. No deposits may be made to a GIC. Except for benefit responsive participant withdrawals, no redemptions may be made to a GIC other than any payments scheduled in the contract before the maturity date.

Note 11 - Subsequent Events

Effective January 1, 2019, there were a number of changes to the Plan:

•The Plan was renamed the CVS Health Future Fund 401(k) Plan;
•The Vanguard Group, Inc. assumed recordkeeping responsibilities;
•Loan repayments can be made directly with the Recordkeeper;

•	Employees are eligible to participate in the Plan upon the attainment of age 18 and as soon as administratively feasible following 90 days of service as a full-time employee;
•Participants may contribute 1% to 60% of eligible compensation.

Effective January 1, 2019, ten custom Target Date Funds were implemented, with assets from the former Lifestyle Funds (Aggressive, Moderate, and Conservative) mapped to the age-appropriate Target Date Fund for each participant. These funds are invested in other Future Fund investment options. Target Date Funds seek to provide both income and capital appreciation by investing in multiple asset classes, including stocks, bonds, and cash investments.

Effective January 1, 2019, the Vanguard FTSE Social Index Fund replaced the Neuberger Berman Sustainable Equity Fund as the underlying investment in the Socially Responsible Fund.

401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
Plan Number: 017 EIN 05-0494040

Fund	Par value /number of shares	Identity of issue	Description	Current Value **
Small Cap Growth Fund	3,557,889	Vanguard Explorer Fund	Mutual Fund	$276,696,992
Small Cap Index Fund	1,242,898	Vanguard Small Cap Index Fund	Mutual Fund	226,816,465
Mid Cap Index Fund	3,732,978	Vanguard Mid Cap Index Fund	Mutual Fund	695,603,196
International Equity Index Fund	51,280,348	Vanguard Developed Markets Index Fund Institutional Shares	Mutual Fund	959,968,121
Inflation-Protected Bond Fund	21,773,590	Vanguard Inflation-Protected Securities Admiral Fund	Mutual Fund	217,082,690
Socially Responsible Fund	378,935	Large Cap Equity Neuberger Berman	Mutual Fund	12,345,712
Global Equity Fund	8,339,777	American Funds-New Perspective Fund	Mutual Fund	314,075,989
Alternative Strategy Fund	5,315,080	Blackrock Global Allocation Collective Fund	Common Collective Trust Fund	59,933,377
Core Equity Fund	14,891,144	Vanguard Institutional 500 Index Trust Fund	Common Collective Trust Fund	1,631,473,760
U.S. Bond Index Fund	7,476,063	Vanguard Total Bond Market Index Trust Fund	Common Collective Trust Fund	768,763,552

CVS Health Common Stock Fund	10,548,256	CVS Health Common Stock	CVS Health Corporation Common Stock	691,121,733
	12,224,221	* EB Temporary Investment Fund II	Common Collective Trust Fund	12,224,221
		CVS Health Common Stock Fund Subtotal		703,345,954

	1,161,343	* EB Temporary Investment Fund II	Common Collective Trust Fund	1,161,343

Stable Value Fund			Separately Managed Fund
	17,282,398	Wells Fargo Fixed Income Fund F	Synthetic Contract	$247,502,949
	12,129,514	Wells Fargo Fixed Income Fund L	Synthetic Contract	155,880,016
	8,092,136	Wells Fargo Fixed Income Fund N	Synthetic Contract	98,277,376
	8,190,265	Wells Fargo Fixed Income Fund Q	Synthetic Contract	90,245,726
	5,197,924	Metropolitan Life Ins Co. - GICS	GIC	5,197,924
	1,023,668	Metropolitan Life Ins Co. - Short	Security-backed Contract	113,822,636
	947,184	Metropolitan Life Ins Co. - Intermediate	Security-backed Contract	109,965,095
	314,757,648	*EB Temporary Investment Fund II	Common Collective Trust Fund	314,757,648
	5,588,439	Stable Value Fund D	Common Collective Trust Fund	128,782,668
		Stable Value Fund Subtotal		$1,264,432,038

Diversified Bond Fund		Loomis Sayles, Dodge & Cox and Vanguard	Separately Managed Fund
	15,120,446	Dodge & Cox Income Fund	Mutual Fund	$200,497,117
	15,939,023	Loomis Sayles Core Plus Bond Fund I	Mutual Fund	200,353,521
	315,349	Vanguard Total Bond Market Index Trust Fund	Common Collective Trust Fund	32,427,322
		Diversified Bond Fund Subtotal		$433,277,960

International Equity Fund		Franklin Templeton, American Funds, and Vanguard	Separately Managed Fund
	4,278,903	American Funds EuroPacific Growth Fund	Mutual Fund	$192,507,860
	12,887,607	Templeton Foreign Equity Series-Primary Shares Fund	Mutual Fund	191,638,710
	674,875	Vanguard Total International Stock Index Fund	Mutual Fund	68,472,851
	2,364,049	Vanguard International Growth Fund Admiral	Mutual Fund	187,279,939
		International Equity Fund Subtotal		$639,899,360

Small Cap Value Fund		Dimensional Fund Advisors, Sapience Investments and Vanguard	Separately Managed Fund
	26,822	ACADIA HEALTHCARE CO INC	Common Stock	$689,594
	13,959	ADIENT PLC	Common Stock	210,223
	28,050	AIR LEASE CORP	Common Stock	851,037
	33,480	ALTRA INDUSTRIAL MOTION CORP	Common Stock	847,119
	16,960	ARGO GROUP INTERNATIONAL HOLDI	Common Stock	1,140,560
	37,010	ARTISAN PARTNERS ASSET MANAGEM	Common Stock	818,291
	496,840	ASCENA RETAIL GROUP INC	Common Stock	1,247,068
	16,450	ASSURED GUARANTY LTD	Common Stock	629,706
	35,690	BANK OF NT BUTTERFIELD & SON L	Common Stock	1,118,882
	32,150	BANK OZK	Common Stock	733,985
	58,050	BEACON ROOFING SUPPLY INC	Common Stock	1,841,346
	46,650	CADENCE BANCORP	Common Stock	782,787
	53,295	CARS.COM INC	Common Stock	1,145,843
	16,300	CATHAY GENERAL BANCORP	Common Stock	546,539
	29,650	CONTINENTAL BUILDING PRODUCTS	Common Stock	754,593
	36,200	CORECIVIC INC	Common Stock	661,012
	25,346	DAVE & BUSTER'S ENTERTAINMENT	Common Stock	1,133,220
	73,038	DESPEGAR.COM CORP	Common Stock	906,402
	491,690	DIEBOLD NIXDORF INC	Common Stock	1,224,308
	56,691	ELF BEAUTY INC	Common Stock	490,944
	14,950	ENPRO INDUSTRIES INC	Common Stock	898,495
	24,600	ESSENT GROUP LTD	Common Stock	840,828
	19,250	EVERTEC INC	Common Stock	552,475
	117,150	FGL HOLDINGS	Common Stock	780,219
	48,050	FIRST HAWAIIAN INC	Common Stock	1,081,606
	201,052	FORUM ENERGY TECHNOLOGIES INC	Common Stock	830,345
	11,800	GENESEE & WYOMING INC	Common Stock	873,436
	17,250	GLACIER BANCORP INC	Common Stock	683,445
	19,650	HANCOCK WHITNEY CORP	Common Stock	680,873
	107,300	HUNTING PLC	Common Stock	655,946
	24,550	KAR AUCTION SERVICES INC	Common Stock	1,180,119
	29,477	KNIGHT-SWIFT TRANSPORTATION HO	Common Stock	738,988

	41,980	LIBERTY LATIN AMERICA LTD	Common Stock	607,870
	119,970	MICHAELS COS INC/THE	Common Stock	1,624,394
	28,850	NATUS MEDICAL INC	Common Stock	981,766
	13,200	NORTHWESTERN CORP	Common Stock	784,608
	172,950	OASIS PETROLEUM INC	Common Stock	956,414
	73,250	OUTFRONT MEDIA INC	Common Stock	1,327,290
	72,850	PARTY CITY HOLDCO INC	Common Stock	727,043
	62,700	PHYSICIANS REALTY TRUST	Common Stock	1,005,081
	11,550	POPULAR INC	Common Stock	548,279
	6,150	POST HOLDINGS INC	Common Stock	548,150
	32,150	QTS REALTY TRUST INC	Common Stock	1,204,339
	75,950	REDWOOD TRUST INC	Common Stock	1,144,567
	54,600	RESOURCES CONNECTION INC	Common Stock	775,320
	31,200	RITCHIE BROS AUCTIONEERS INC	Common Stock	1,020,864
	41,813	SAMSONITE INTERNATIONAL SA	Common Stock	592,490
	30,005	SIGNET JEWELERS LTD	Common Stock	953,259
	40,400	SILGAN HOLDINGS INC	Common Stock	954,248
	38,550	STEELCASE INC	Common Stock	576,901
	22,817	STERICYCLE INC	Common Stock	837,156
	84,100	STERLING BANCORP/DE	Common Stock	1,388,491
	29,678	SYNEOS HEALTH INC	Common Stock	1,167,829
	21,950	TEREX CORP	Common Stock	605,162
	16,180	TREEHOUSE FOODS INC	Common Stock	820,488
	51,150	VALVOLINE INC	Common Stock	989,753
	28,450	WASHINGTON FEDERAL INC	Common Stock	759,900
	145,693	WEATHERFORD INTERNATIONAL PLC	Common Stock	81,442
	18,214	WINTRUST FINANCIAL CORP	Common Stock	1,211,049
	112,940	WPX ENERGY INC	Common Stock	1,281,869
	2,087,009	*EB Temporary Investment Fund II	Common Collective Trust Fund	2,092,572
	2,017,758	Vanguard Explorer Value Fund	Mutual Fund	59,120,320
	5,722,336	DFA US Targeted Value Portfolio	Mutual Fund	113,473,915
		Small Cap Value Fund Subtotal		$227,733,063

Growth & Income Fund		Columbia Threadneedle, Mellon Capital and Barrow Hanley	Separately Managed Fund
	18,107	ADVANCE AUTO PARTS INC	Common Stock	$2,852,263
	20,685	AIR PRODUCTS & CHEMICALS INC	Common Stock	3,333,388
	38,156	ALTRIA GROUP INC	Common Stock	1,916,399
	6,704	AMERCO	Common Stock	2,203,149
	38,402	AMERICAN EXPRESS CO	Common Stock	3,660,479
	36,931	AMERICAN INTERNATIONAL GROUP I	Common Stock	1,455,451
	16,966	ANTHEM INC	Common Stock	4,455,781
	62,251	ARAMARK	Common Stock	1,803,411
	63,316	BANK OF NEW YORK MELLON CORP/T	Common Stock	2,980,284
	15,897	BERKSHIRE HATHAWAY INC	Common Stock	3,245,849
	74,410	BP PLC	Common Stock	2,821,627
	12,498	BROADCOM LTD	Common Stock	3,177,991
	25,282	CHEVRON CORP	Common Stock	2,750,429
	22,124	CIGNA CORP	Common Stock	4,201,794
	60,660	COCA-COLA EUROPEAN PARTNERS PL	Common Stock	2,781,261

95,508	COMCAST CORP	Common Stock	3,270,194
51,878	CONOCOPHILLIPS	Common Stock	3,234,593
47,469	CVS HEALTH CORP	Common Stock	3,110,169
35,740	DOLLAR GENERAL CORP	Common Stock	3,862,779
46,273	DOMINION ENERGY INC	Common Stock	3,306,669
46,336	DOWDUPONT INC	Common Stock	2,478,049
52,620	E*TRADE FINANCIAL CORP	Common Stock	2,308,966
70,123	EXELON CORP	Common Stock	3,162,547
50,373	FIDELITY NATIONAL FINANCIAL IN	Common Stock	1,583,727
327,629	GENERAL ELECTRIC CO	Common Stock	2,482,707
85,903	HANESBRANDS INC	Common Stock	1,076,365
60,106	HESS CORP	Common Stock	2,434,293
107,231	HEWLETT PACKARD ENTERPRISE CO	Common Stock	1,429,118
110,609	JEFFERIES FINANCIAL GROUP INC	Common Stock	1,920,172
66,934	JOHNSON CONTROLS INTERNATIONAL	Common Stock	2,002,765
38,236	JPMORGAN CHASE & CO	Common Stock	3,732,598
134,455	KEYCORP	Common Stock	1,987,245
291,666	KOSMOS ENERGY LTD	Common Stock	1,187,081
39,445	LENNAR CORP	Common Stock	1,544,272
47,501	LIBERTY PROPERTY TRUST	Common Stock	2,008,342
20,685	LINDE PLC	Common Stock	3,227,687
40,796	LOWE'S COS INC	Common Stock	3,767,919
20,302	LYONDELLBASELL INDUSTRIES NV	Common Stock	1,688,314
39,456	MEDTRONIC PLC	Common Stock	3,609,518
25,879	MERCK & CO INC	Common Stock	1,992,277
72,436	MGM GROWTH PROPERTIES LLC	Common Stock	1,946,883
44,423	MGM RESORTS INTERNATIONAL	Common Stock	1,077,702
31,872	MICROCHIP TECHNOLOGY INC	Common Stock	2,292,234
30,385	MICROSOFT CORP	Common Stock	3,086,204
131,965	NAVIENT CORP	Common Stock	1,162,612
192,967	NEW YORK COMMUNITY BANCORP INC	Common Stock	1,815,819
82,800	NIELSEN HOLDINGS PLC	Common Stock	1,931,724
59,250	NORWEGIAN CRUISE LINE HOLDINGS	Common Stock	2,511,608
29,591	OCCIDENTAL PETROLEUM CORP	Common Stock	1,842,514
64,642	ORACLE CORP	Common Stock	2,918,586
4,399	O'REILLY AUTOMOTIVE INC	Common Stock	1,514,708
39,488	OWENS CORNING	Common Stock	1,736,682
85,118	PARSLEY ENERGY INC	Common Stock	1,360,186
86,593	PFIZER INC	Common Stock	3,779,784
26,985	PHILIP MORRIS INTERNATIONAL IN	Common Stock	1,833,641
29,400	PHILLIPS 66	Common Stock	2,532,810
40,922	QUALCOMM INC	Common Stock	2,328,871
28,472	ROYAL CARIBBEAN CRUISES LTD	Common Stock	2,805,089
45,747	SANOFI	Common Stock	1,985,877
359,025	SLM CORP	Common Stock	2,983,498
35,511	SPIRIT AEROSYSTEMS HOLDINGS IN	Common Stock	2,564,438
24,056	STANLEY BLACK & DECKER INC	Common Stock	2,880,465
38,535	STATE STREET CORP	Common Stock	2,448,514

56,281	TEVA PHARMACEUTICAL INDUSTRIES	Common Stock	867,853
29,017	TEXAS INSTRUMENTS INC	Common Stock	2,742,107
24,636	UNITED TECHNOLOGIES CORP	Common Stock	2,623,241
17,812	UNITEDHEALTH GROUP INC	Common Stock	4,437,325
39,798	US BANCORP	Common Stock	1,834,145
22,116	VALERO ENERGY CORP	Common Stock	1,658,037
92,828	VERMILION ENERGY INC	Common Stock	1,972,214
17,334	VERSUM MATERIALS INC	Common Stock	480,498
27,280	WABTEC CORP	Common Stock	1,916,420
57,938	WELLS FARGO & CO	Common Stock	2,669,783
20,999	WILLIS TOWERS WATSON PLC	Common Stock	3,202,064
			181,792,058

737,800	AES CORP/VA	Common Stock	10,668,588
246,300	AMERICAN INTERNATIONAL GROUP I	Common Stock	9,706,683
219,942	ANADARKO PETROLEUM CORP	Common Stock	9,642,257
366,600	APPLIED MATERIALS INC	Common Stock	12,002,484
468,200	BANK OF AMERICA CORP	Common Stock	11,536,448
143,000	BAXTER INTERNATIONAL INC	Common Stock	9,439,430
289,600	BRISTOL-MYERS SQUIBB CO	Common Stock	15,053,408
133,700	CSX CORP	Common Stock	8,306,781
71,641	CHEVRON CORP	Common Stock	7,793,824
50,089	CIGNA CORP	Common Stock	9,512,903
183,300	CITIGROUP INC	Common Stock	9,542,598
416,800	CORNING INC	Common Stock	12,591,528
224,300	FMC CORP	Common Stock	16,678,948
910,000	FREEPORT-MCMORAN INC	Common Stock	9,382,100
200,200	HALLIBURTON CO	Common Stock	5,321,316
78,500	HONEYWELL INTERNATIONAL INC	Common Stock	10,371,420
52,700	HUMANA INC	Common Stock	15,123,846
107,800	JPMORGAN CHASE & CO	Common Stock	10,523,436
117,000	LOWE'S COS INC	Common Stock	10,806,120
128,500	MARATHON PETROLEUM CORP	Common Stock	7,582,785
204,000	METLIFE INC	Common Stock	8,376,240
238,700	MORGAN STANLEY	Common Stock	9,464,455
60,700	NEXTERA ENERGY INC	Common Stock	10,550,874
110,400	PHILIP MORRIS INTERNATIONAL IN	Common Stock	7,496,160
142,189	QUALCOMM INC	Common Stock	8,091,976
639,200	QURATE RETAIL INC	Common Stock	12,477,184
—	RESIDEO TECHNOLOGIES INC	Common Stock	7
313,900	TECHNIPFMC PLC	Common Stock	6,146,162
314,900	TERADATA CORP	Common Stock	12,079,564
219,073	TYSON FOODS INC	Common Stock	11,698,498
38,200	UNION PACIFIC CORP	Common Stock	5,280,386
60,800	UNITED TECHNOLOGIES CORP	Common Stock	6,473,984
285,600	UNUM GROUP	Common Stock	8,390,928
61,900	VALERO ENERGY CORP		4,640,643
351,500	VERIZON COMMUNICATIONS INC	Common Stock	19,761,330
229,000	WELLS FARGO & CO	Common Stock	10,552,320
327,000	WILLIAMS COS INC/THE	Common Stock	7,210,350
			360,277,964

	—	Cash	Cash	199
	789,190	CVS Mellon Capital Management Fund	Common Collective Trust Fund	193,296,196
	3,345,777	*EB Temporary Investment Fund II	Common Collective Trust Fund	3,350,312
	23,247,798	*EB Temporary Investment Fund II	Common Collective Trust Fund	23,266,110

		Growth & Income Fund Subtotal		$761,982,839

Large Cap Growth Fund		Columbus Circle, T.Rowe Price and Mellon Capital	Separately Managed Fund
	49,500	ABBOTT LABORATORIES	Common Stock	$3,580,335
	11,700	ABIOMED INC	Common Stock	3,802,968
	12,963	ALPHABET INC-CL A	Common Stock	13,545,816
	7,893	AMAZON.COM INC	Common Stock	11,855,049
	62,900	APPLE INC	Common Stock	9,921,846
	163,100	BOSTON SCIENTIFIC CORP	Common Stock	5,763,954
	49,400	CAPITAL ONE FINANCIAL CORP	Common Stock	3,734,146
	54,500	CATERPILLAR INC	Common Stock	6,925,315
	115,800	CF INDUSTRIES HOLDINGS INC	Common Stock	5,038,458
	9,100	CHIPOTLE MEXICAN GRILL INC	Common Stock	3,929,289
	151,000	CISCO SYSTEMS INC	Common Stock	6,542,830
	127,400	COCA-COLA CO/THE	Common Stock	6,032,390
	67,500	CSX CORP	Common Stock	4,193,775
	39,500	DEERE & CO	Common Stock	5,922,235
	36,600	DEXCOM INC	Common Stock	4,384,680
	27,963	DIAMONDBACK ENERGY INC	Common Stock	2,592,170
	44,100	ELI LILLY & CO	Common Stock	5,103,252
	40,200	ESTEE LAUDER COS INC/THE	Common Stock	5,230,020
	—	FEDEX CORP	Common Stock	12,081
	38,800	FIVE BELOW INC	Common Stock	3,970,016
	22,461	FLEETCOR TECHNOLOGIES INC	Common Stock	4,171,457
	54,700	GRUBHUB INC	Common Stock	4,201,507
	78,900	INTEL CORP	Common Stock	3,702,777
	16,957	INTUITIVE SURGICAL INC	Common Stock	8,121,046
	50,400	JACOBS ENGINEERING GROUP INC	Common Stock	2,946,384
	35,400	LIVE NATION ENTERTAINMENT INC	Common Stock	1,743,450
	26,500	LULULEMON ATHLETICA INC	Common Stock	3,222,665
	40,931	MASTERCARD INC	Common Stock	7,721,633
	128,200	MICROSOFT CORP	Common Stock	13,021,274
	20,930	NETFLIX INC	Common Stock	5,602,124
	74,600	NIKE INC	Common Stock	5,548,224
	17,500	PIONEER NATURAL RESOURCES CO	Common Stock	2,301,600
	37,700	PROCTER & GAMBLE CO/THE	Common Stock	3,465,384
	70,100	QUALCOMM INC	Common Stock	3,989,391
	68,400	RINGCENTRAL INC	Common Stock	5,638,896
	28,200	SAREPTA THERAPEUTICS INC	Common Stock	3,077,466
	32,600	SERVICENOW INC	Common Stock	5,804,430
	23,600	SVB FINANCIAL GROUP	Common Stock	4,482,112
	68,200	TARGET CORP	Common Stock	4,507,338
	29,316	THERMO FISHER SCIENTIFIC INC	Common Stock	6,565,611
	16,750	TIFFANY & CO	Common Stock	1,357,755
	185,000	TWITTER INC	Common Stock	5,316,900

16,000	ULTA BEAUTY INC	Common Stock	3,917,440
31,500	VERTEX PHARMACEUTICALS INC	Common Stock	5,219,865
73,796	VISA INC	Common Stock	9,736,644
11,700	WELLCARE HEALTH PLANS INC	Common Stock	2,762,253
56,100	WORLDPAY INC	Common Stock	4,287,723
57,100	XILINX INC	Common Stock	4,863,207
40,600	ZEBRA TECHNOLOGIES CORP	Common Stock	6,464,738
			255,841,919

13,712	ABBOTT LABORATORIES	Common Stock	991,789
11,282	ACTIVISION BLIZZARD INC	Common Stock	525,403
3,000	AGILENT TECHNOLOGIES INC	Common Stock	202,872
1,588	AIR PRODUCTS & CHEMICALS INC	Common Stock	255,906
5,936	ALASKA AIR GROUP INC	Common Stock	361,206
18,258	ALEXION PHARMACEUTICALS INC	Common Stock	1,777,599
64,594	ALIBABA GROUP HOLDING LTD	Common Stock	8,853,900
4,685	ALPHABET INC-CL A	Common Stock	4,895,638
12,987	ALPHABET INC-CL C	Common Stock	13,449,467
20,073	AMAZON.COM INC	Common Stock	30,149,044
12,937	AMERICAN AIRLINES GROUP INC	Common Stock	415,407
10,400	AMERICAN INTERNATIONAL GROUP I	Common Stock	409,864
846	AMERICAN TOWER CORP	Common Stock	134,539
100	AMERIPRISE FINANCIAL INC	Common Stock	10,437
17,391	ANTHEM INC	Common Stock	4,567,398
9,452	APPLE INC	Common Stock	1,490,958
23,644	APTIV PLC	Common Stock	1,455,761
2,100	AUTOMATIC DATA PROCESSING INC	Common Stock	275,352
11,887	BALL CORP	Common Stock	546,564
26,500	BECTON DICKINSON AND CO	Common Stock	5,970,980
67	BIOGEN INC	Common Stock	20,162
35,854	BOEING CO/THE	Common Stock	11,562,915
5,193	BOOKING HOLDINGS INC	Common Stock	8,944,527
1,076	BROADCOM INC	Common Stock	273,605
4,594	CANADIAN PACIFIC RAILWAY LTD	Common Stock	818,213
257	CELGENE CORP	Common Stock	16,471
14,677	CENTENE CORP	Common Stock	1,692,258
57,091	CHARLES SCHWAB CORP/THE	Common Stock	2,370,989
4,300	CHUBB LTD	Common Stock	558,613
27,583	CIGNA CORP	Common Stock	5,238,563
1,800	CINTAS CORP	Common Stock	302,382
1,000	CITIGROUP INC	Common Stock	52,060
700	CONSTELLATION BRANDS INC	Common Stock	112,574
2,056	CORNING INC	Common Stock	62,112
600	COSTAR GROUP INC	Common Stock	202,404
20,308	CSX CORP	Common Stock	1,261,736
1,280	CTRIP.COM INTERNATIONAL LTD	Common Stock	34,637
30,000	DANAHER CORP	Common Stock	3,098,400
25,300	DELTA AIR LINES INC	Common Stock	1,262,470
28,095	DOLLAR GENERAL CORP	Common Stock	3,036,508
1,200	DOWDUPONT INC	Common Stock	64,176
2,817	ELECTRONIC ARTS INC	Common Stock	222,289

19,861	ELI LILLY & CO	Common Stock	2,298,315
88,038	FACEBOOK INC	Common Stock	11,540,901
2,900	FERRARI NV	Common Stock	288,376
15,800	FIDELITY NATIONAL INFORMATION	Common Stock	1,620,290
29,294	FISERV INC	Common Stock	2,152,816
2,660	FLEETCOR TECHNOLOGIES INC	Common Stock	494,015
16,200	FORTIVE CORP	Common Stock	1,096,092
32,195	GLOBAL PAYMENTS INC	Common Stock	3,320,270
100	GOLDMAN SACHS GROUP INC/THE	Common Stock	16,705
8,797	HARRIS CORP	Common Stock	1,184,516
5,922	HCA HEALTHCARE INC	Common Stock	736,993
15,639	HILTON WORLDWIDE HOLDINGS INC	Common Stock	1,122,880
13,400	HONEYWELL INTERNATIONAL INC	Common Stock	1,770,408
6,800	HUMANA INC	Common Stock	1,951,464
3,978	IAC/INTERACTIVECORP	Common Stock	728,133
901	IHS MARKIT LTD	Common Stock	43,221
1,095	ILLUMINA INC	Common Stock	328,423
30,252	INTERCONTINENTAL EXCHANGE INC	Common Stock	2,278,883
24,598	INTUIT INC	Common Stock	4,842,116
10,768	INTUITIVE SURGICAL INC	Common Stock	5,157,011
10,600	JPMORGAN CHASE & CO	Common Stock	1,034,772
1,373	KANSAS CITY SOUTHERN	Common Stock	131,547
200	L3 TECHNOLOGIES INC	Common Stock	34,732
200	LAM RESEARCH CORP	Common Stock	27,234
16,775	MARRIOTT INTERNATIONAL INC/MD	Common Stock	1,821,094
5,942	MARSH & MCLENNAN COS INC	Common Stock	473,875
46,316	MASTERCARD INC	Common Stock	8,737,513
26,097	MAXIM INTEGRATED PRODUCTS INC	Common Stock	1,327,032
8,139	MCDONALD'S CORP	Common Stock	1,445,242
16,512	MERCK & CO INC	Common Stock	1,271,644
600	MICROCHIP TECHNOLOGY INC	Common Stock	43,152
170,127	MICROSOFT CORP	Common Stock	17,279,799
80,900	MORGAN STANLEY	Common Stock	3,207,685
1,440	MOTOROLA SOLUTIONS INC	Common Stock	166,877
14,011	NETFLIX INC	Common Stock	3,750,184
176	NEXTERA ENERGY INC	Common Stock	30,592
1,500	NORFOLK SOUTHERN CORP	Common Stock	224,310
500	NORTHERN TRUST CORP	Common Stock	42,070
8,609	NORTHROP GRUMMAN CORP	Common Stock	2,108,344
6,927	NORWEGIAN CRUISE LINE HOLDINGS	Common Stock	293,636
6,453	NVIDIA CORP	Common Stock	861,476
61,015	PAYPAL HOLDINGS INC	Common Stock	5,130,751
7,900	PFIZER INC	Common Stock	344,835
400	PHILIP MORRIS INTERNATIONAL IN	Common Stock	27,160
6,648	PROGRESSIVE CORP/THE	Common Stock	401,074
4,078	RAYMOND JAMES FINANCIAL INC	Common Stock	303,444
2,890	RED HAT INC	Common Stock	507,600

15,165	RESTAURANT BRANDS INTERNATIONA	Common Stock	799,565
8,469	ROPER TECHNOLOGIES INC	Common Stock	2,257,158
31,800	ROSS STORES INC	Common Stock	2,645,760
14,500	ROYAL CARIBBEAN CRUISES LTD	Common Stock	1,428,105
4,700	S&P GLOBAL INC	Common Stock	798,718
45,843	SALESFORCE.COM INC	Common Stock	6,279,116
3,540	SEMPRA ENERGY	Common Stock	386,161
28,257	SERVICENOW INC	Common Stock	5,031,159
1,684	SHERWIN-WILLIAMS CO/THE	Common Stock	662,587
13,065	SPLUNK INC	Common Stock	1,369,865
3,307	STATE STREET CORP	Common Stock	210,127
37,575	STRYKER CORP	Common Stock	5,909,420
93,066	TD AMERITRADE HOLDING CORP	Common Stock	4,556,511
171,144	TENCENT HOLDINGS LTD	Common Stock	6,755,623
10,800	TESLA INC	Common Stock	3,594,240
16,100	TEXAS INSTRUMENTS INC	Common Stock	1,521,450
14,847	THERMO FISHER SCIENTIFIC INC	Common Stock	3,325,105
600	ULTA BEAUTY INC	Common Stock	146,904
3,482	UNION PACIFIC CORP	Common Stock	481,317
17,900	UNITED CONTINENTAL HOLDINGS IN	Common Stock	1,498,767
38,903	UNITEDHEALTH GROUP INC	Common Stock	9,691,515
30,812	VERTEX PHARMACEUTICALS INC	Common Stock	5,105,857
79,990	VISA INC	Common Stock	10,553,881
9,886	VMWARE INC	Common Stock	1,620,711
6,500	WELLCARE HEALTH PLANS INC	Common Stock	1,534,585
15,574	WILLIS TOWERS WATSON PLC	Common Stock	2,374,412
22,158	WORKDAY INC	Common Stock	3,538,189
19,837	WORLDPAY INC	Common Stock	1,516,142
440	WYNN RESORTS LTD	Common Stock	43,520
7,000	XILINX INC	Common Stock	596,190
1,900	XYLEM INC/NY	Common Stock	126,768
15,300	YUM! BRANDS INC	Common Stock	1,406,376
2,800	ZOETIS INC	Common Stock	239,512
			299,952,966

—	Cash	Cash	4,642
11,677,677	*EB Temporary Investment Fund II	Common Collective Trust Fund	11,700,890
1,470,236	*EB Temporary Investment Fund II	Common Collective Trust Fund	1,474,150
1,465,775	EB DL NON SL LARGE CAP GROWTH	Common Collective Trust Fund	285,147,863

	Large Cap Growth Fund Subtotal		$854,122,430

—	Notes receivable from participants	Prime rate as of the month end prior to loan request date plus 1%	$224,742,364

	Total Assets Held in the Plan		$10,273,457,205

*Party-in-interest
**Represents fair value for all investments with the exception of GICs and security-backed investment contracts where Current Value represents contract value.

Exhibits

Exhibits to this Form 11-K are as follows:

INDEX TO EXHIBITS

Exhibit	Description

23.1	Consent of Ernst & Young LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

Date:	June 27, 2019	By:	/s/ EVA C. BORATTO
Eva C. Boratto
Executive Vice President and Chief Financial Officer